VF 3-1-03

**AH 3/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03002784

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8403

RECEIVED FEB 24 2003 SECTION 207 WASH., D.C. PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 MAIN STREET
(No. and Street)

LEWISTON	IDAHO	83501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LINDA RULE 208-743-6583
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID STROTTMANN, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

625 D STREET	LEWISTON	IDAHO	83501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LINDA RULE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public Exp 3/27/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Certified Public Account on Internal Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2002 and 2001

INVESTMENT SERVICES, INC.

Table of Contents

David Strottmann

Certified Public Accountant, P.A.

Phone: (208) 746-1463 Fax: (208) 798-1680

625 D Street • P.O. Box 1909 • Lewiston, Idaho 83501

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Investment Services, Inc.
Lewiston, Idaho 83501

We have audited the accompanying balance sheet of Investment Services, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 financial statements were audited by other auditors whose report dated January 25, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Strottmann, CPA, P.A.

February 6, 2003

INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2002	DECEMBER 31, 2001
ASSETS		
Cash	$ 112,689	$ 112,125
Segregated cash	1,000	1,000
Receivable from clearing broker	7,084	13,137
Commissions receivable	1,274	4,330
Refundable income tax	2,756	2,113
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $26,796 ($27,511 in 2001)	2,993	4,365
Prepaid expenses	1,865	1,627
TOTAL ASSETS	$ 129,661	$ 138,697
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payables	$ 5,260	$ 5,858
Accrued Expenses	-	20
Deferred Taxes	450	450
TOTAL LIABILITIES	5,710	6,328
STOCKHOLDER'S EQUITY		
Common Stock, $1.00 par value, 25,000 shares authorized, 11,964 shares issued and outstanding	11,964	11,964
Additional Paid-In Capital	11,386	11,386
Retained Earnings	100,601	109,019
TOTAL STOCKHOLDER'S EQUITY	123,951	132,369
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 129,661	$ 138,697

See accompanying notes to financial statements.

INVESTMENT SERVICES, INC.

STATEMENTS OF INCOME

	Years Ended December 31, 2002	2001
REVENUES:		
Commissions	$ 255,513	$ 288,537
Interest	1,709	3,007
Other income	1,090	1,297
Total revenues	258,312	292,841
EXPENSES:		
Officer's salary	21,000	31,500
Other employee compensation	44,150	41,942
Salesmen's commissions	78,739	90,564
Payroll taxes	5,282	5,969
Clearing costs	26,589	26,011
Communications	14,258	15,545
Equipment rent	12,989	13,675
Insurance	4,520	3,833
Business development	1,885	5,405
Publications	2,780	5,068
Regulatory fees	2,537	3,252
Occupancy	37,778	34,027
Professional fees	5,400	5,320
Office supplies and expenses	6,438	7,981
Maintenance and repairs	1,961	3,354
Other operating expenses	850	3,302
Depreciation	1,372	2,058
Total operating expenses	268,528	298,806
LOSS BEFORE INCOME TAXES	(10,216)	(5,965)
INCOME TAX BENEFIT		
Current	1,798	918
Deferred	-	300
Total income tax benefit	1,798	1,218
NET LOSS	$ (8,418)	$ (4,747)

See accompanying notes to financial statements.

INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Years Ended December 31, 2002	2001
COMMON STOCK	$ 11,964	$ 11,964
ADDITIONAL PAID-IN CAPITAL	11,386	11,386
RETAINED EARNINGS, beginning of year	109,019	113,766
Net Loss	(8,418)	(4,747)
RETAINED EARNINGS, end of year	100,601	109,019
TOTAL STOCKHOLDER'S EQUITY	$ 123,951	$ 132,369

See accompanying notes to financial statements.

INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2002	Years Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (8,418)	$ (4,747)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	1,372	2,058
Deferred taxes	-	(300)
(Increase) decrease in operating assets:		
Receivables	9,109	(6,506)
Refundable taxes	(643)	(1,210)
Prepaid expense	(238)	897
Increase (decrease) in operating liabilities:		
Accounts payable	(598)	1,745
Income taxes payable	(20)	20
Profit sharing payable	-	(8,042)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	564	(16,085)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Furniture, fixtures, and equipment purchased	-	(3,015)
Collection of officer receivable	-	5,427
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	2,412
NET CHANGE IN CASH	564	(13,673)
CASH AT BEGINNING OF YEAR	113,125	126,798
CASH AT END OF YEAR	$ 113,689	$ 113,125
SUPPLEMENTAL INFORMATION:		
Cash paid for income taxes	$ -	$ 900

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Investment Services, Inc. was incorporated on January 1, 1960, under the laws of the State of Idaho. The Corporation acts primarily as a broker and/or dealer in the securities market. The Company maintains its corporate and business offices in Lewiston, Idaho.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Security transactions are recorded as final on the settlement date and, accordingly, the related commission revenue and expenses are recognized at that time. Generally accepted accounting principles require recognition of these security transactions at the trade-date; however, the differences arising due to the timing of the recognition of security transactions are not material to these financial statements.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates - Management used estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affected the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Reclassifications - Certain reclassifications have been made to the 2001 financial statement presentation to correspond to the current year's format. Total equity and net earnings are unchanged due to these reclassifications.

3. CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2002 and 2001, Investment Services, Inc. was exempt from Rule 15c3-3 of the Securities and Exchange Commission due to exemption under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $118,130 which was $68,130 in excess of its required net capital of $50,000. The Company's net capital ratio was .04 to 1. At December 31, 2001, the Company had net capital of $126,377 which was $76,377 in excess of its required net capital of $50,000 and the net capital ratio was .05 to 1.

5. PROFIT SHARING PLAN

The Company has a qualified noncontributory profit sharing plan covering substantially all employees. The annual employer contribution to the plan is at the discretion of the Board of Directors. No contributions were authorized for the years ended December 31, 2002 and 2001.

6. RELATED PARTY RENTAL TRANSACTIONS

The Company rents its office space, an automobile, and certain office equipment from Linda Rule, who is the sole officer and stockholder of Investment Services, Inc. Such rents aggregated $40,769 and $37,995 for the years 2002 and 2001 respectively. The detail of related party transactions is as follows:

a. The Corporation rents its office space from the stockholder on a month-to-month arrangement at $2,400 per month or $28,800 annually plus the payment of real property tax assessments. Because of current business conditions, rent of $3,500 was not paid and forgiven in 2001.

b. The Corporation has rented an automobile for 2002 and 2001 from the stockholder for $7,800 annually. Such arrangement is ongoing at the outset of 2003.

c. The Corporation has rented certain office equipment from the stockholder. The rent paid for this equipment amounted to $4,169 and $4,895 for 2002 and 2001 respectively. This equipment is being rented for $407.88 per month and is ongoing at the outset of 2003.

7. INCOME TAXES

The provisions for income tax benefits were as follows at December 31, 2002 and 2001:

	2002	2001
Current		
Federal	$ 1,456	$ 594
State	342	324
Total current benefit	1,798	918
Deferred		
Federal	-	225
State	-	75
Total deferred benefit	-	300
Total provision for income tax benefit	$ 1,798	$ 1,218

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation's furniture, fixtures and equipment.

8. FINANCIAL INFORMATION

Part II of the Securities and Exchange Commission's Annual Focus Report on Form X-17a-5 as of December 31, 2002, is available for examination at the office of Investment Services, Inc., or the Commissioner's regional office in Seattle, Washington.

SUPPLEMENTARY INFORMATION

INVESTMENT SERVICES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 — **December 31, 2002**

AGGREGATE INDEBTEDNESS:	
Accounts Payable:	
Brokers & dealers	$ -
Customers	-
Other	5,260
Profit sharing payable	-
Income taxes payable	-
Deduct amount required & on deposit in special reserve bank account for the exclusive benefit of customers	- *
TOTAL AGGREGATE INDEBTEDNESS	$ 5,260
MINIMUM NET CAPITAL REQUIRED	$ 50,000
NET CAPITAL:	
Stockholder's equity:	
Common stock	$ 11,964
Additional paid-in-capital	11,386
Retained earnings	100,601
Total stockholder's equity	123,951
Deductions for non-allowable assets:	
Furniture, fixtures & equipment, net of depreciation	(2,993)
Commission receivable - over 30 days	(21)
Income tax receivable - over 30 days	(942)
Prepaid expenses	(1,865)
Total deductions for non-allowable assets	(5,821)
NET CAPITAL	118,130
REQUIRED NET CAPITAL	50,000
EXCESS NET CAPITAL	$ 68,130
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.04

* The Company is exempt from Rule 15c3-3 due to exemption under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2002

No computation required as of December 31, 2002, due to exemption from Rule 15c3-3 under Rule (K) (2) (ii) whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2002

No computation required as of December 31, 2002, due to exemption from Rule 15c3-3 under Rule (K) (2) (ii) whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

INVESTMENT SERVICES, INC.

Schedule IV - Reconciliation of the Computation of Aggregate Indebtedness & Net Capital with that of Respondent as Filed in Part II of Form X-17A-5
December 31, 2002

Aggregate Indebtedness, as reported in Company's Part II (unaudited)		
FOCUS Report (Report filed 01/24/2003)	$	5,260
Audit adjustments - none		-
Aggregate Indebtedness as computed in Schedule I	$	5,260
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$	116,316
Increase in total assets:		
Audit adjustments to record income taxes receivable		1,737
Audit adjustments to increase prepaid expenses		1,565
Audit adjustments to increase furniture, fixtures & equipment		491
Total increase to total assets		3,793
Increase in liabilities:		
None		-
Increase in non-allowed assets:		
Decrease to receivables over 30 days - corporate tax refund		(77)
Audit adjustments to increase prepaid expenses		1,565
Audit adjustments to increase furniture, fixtures & equipment		491
Total increase in non-allowed assets		1,979
Net Capital as computed in Schedule I	$	118,130

David Strottmann

Certified Public Accountant, P.A.

Phone: (208) 746-1463 Fax: (208) 798-1680

625 D Street • P.O. Box 1909 • Lewiston, Idaho 83501

REPORT ON INTERNAL CONTROL

Board of Directors
Investment Services, Inc.
Lewiston, Idaho

In planning and performing our audit of the financial statements and supplementary schedules of Investment Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David S. Stottlemann, CPA, P.A.

February 6, 2003